Exhibit 99.5

Press Release

UK: Total Makes a New Gas and Condensates Discovery in the North Sea

Paris, March 17, 2020 – Total, Operator, and its partners have made an encouraging discovery with the Isabella 30/12d-11 well on the license P1820, located in the Central North Sea offshore U.K., about 40 kilometers south of the Elgin-Franklin Field and 170 kilometers east of Aberdeen.

The well was drilled in a water depth of about 80 meters and encountered 64 meters net pay of lean gas and condensate and high-quality light oil, in Upper Jurassic and Triassic sandstone reservoirs. The analysis of the data and results are ongoing to assess the discovered resources and to determine the appraisal program required to confirm commerciality.

The P1820 license is operated by Total with a 30% working interest, alongside Neptune Energy (50%), Ithaca Energy (10%) and the wholly owned subsidiary of Edison, Euroil Exploration (10%).

Total in the United Kingdom

Total is present across the energy value chain in the UK. It has been present in the country for over 50 years and employs over 2,000 people.

Upstream, Total is one of the country’s leading oil and gas operators, with equity production of 189,000 boe/d in 2019. It principally comes from operated offshore fields in three major zones: the Alwyn/Dunbar area in the Northern North Sea, the Elgin/Franklin and Culzean area in the Central North Sea, and the Laggan-Tormore area in the West of Shetland.

Downstream, Total is one of the UK’s largest suppliers of gas and electricity to businesses and the public sector. The Group is also present in refining through the Lindsey Oil Refinery in Lincolnshire, with a capacity of 110,000 barrels per day, and in the marketing of petroleum products including lubricants, aviation fuel, bitumen and specialty fluids.

About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.